The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 23, 2017

Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 4-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated October , 2017 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
Structured Investments

$

Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 26, 2018

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who do not think that the difference, or spread, between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate, determined as described below, which we refer to as the Reference Rate Spread, will have declined (or “narrowed”) below 50% of the Strike Spread, which we refer as the Threshold Spread, as of the Observation Date. For example, assuming a Strike Spread of 0.80%, investors will be taking the view that the Final Spread will not be less than 0.40% (the assumed Threshold Spread), which is equivalent to 50% of the assumed Strike Spread (50% × 0.80% = 0.40%). Investors should be willing to accept the risk of losing some or all of their principal if the Final Spread is less than the Threshold Spread. If the Final Spread is less than the Threshold Spread, at maturity investors will lose 2% of their principal for every 1% that the Final Spread is less than the Threshold Spread. In the example above, investors would start to lose principal if the Final Spread is below the assumed Threshold Spread of 0.40%. If the Final Spread is less than or equal to 0.00%, investors will lose 100% of their principal. See “Hypothetical Examples of Amounts Payable on the Notes" for additional hypothetical payment scenarios.
•	If the Reference Rate Spread has not narrowed from the Strike Spread below the Threshold Spread as of the Observation Date, investors have the potential to receive a higher return than the current yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in any increase in (or “widening” of) the Reference Rate Spread.
•	The notes will pay at least 7.00% per Interest Payment Date, equivalent to 14.00% interest over the term of the notes. The Interest Rate is a fixed rate, is not a per annum rate and is not linked to either Reference Rate or the Reference Rate Spread.
•	Because the payment at maturity depends on the percentage change of the Reference Rate Spread from the Strike Spread to the Final Spread on the Observation Date, rather than the percentage point change in the Reference Rate Spread, a very small percentage point decline in the Reference Rate Spread can generate a significant loss on the notes. For instance, in the example above, if the Reference Rate Spread were to decline by only 0.48 percentage points from the assumed Strike Spread of 0.80% to a Final Spread of 0.32%, that move would represent a 60% decline from the Strike Spread and investors would lose approximately 20% of their principal amount at maturity.
•	The notes are not traditional fixed income securities. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest based on the interest rate (or interest rate spread) to which the securities are linked. As a result, any decline in the interest rate (or interest rate spread) would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest based on either Reference Rate or the Reference Rate Spread; instead, the notes pay periodic interest that is a fixed amount. In addition, the amount an investor receives at maturity will depend on the performance of the Reference Rate Spread. A decline below the Threshold Spread from the Strike Spread will result in the investors losing some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Rate Spread:	The 30-Year U.S. Dollar ICE Swap Rate determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement (the “30-Year Reference Rate”) minus the 2-Year U.S. Dollar ICE Swap Rate determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement (the “2-Year Reference Rate”) (each of the 30-Year Reference Rate and the 2-Year Reference Rate, a “Reference Rate” and collectively, the “Reference Rates”)
Interest Rate:	At least 7.00%* per Interest Payment Date, equivalent to 14.00%* interest over the term of the notes. The actual Interest Rate will be provided in the pricing supplement and will not be less than 7.00% per Interest Payment Date. The Interest Rate is a fixed rate, is not a per annum rate and is not linked to either Reference Rate or the Reference Rate Spread.
Payment at Maturity:	If the Final Spread is greater than or equal to the Threshold Spread, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to $1,000 plus the interest payment with respect to the Maturity Date.

If the Final Spread is less than the Threshold Spread, at maturity you will lose 2% of the principal amount of your notes for every 1% that the Final Spread is less than the Threshold Spread. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to the interest payment with respect to the Maturity Date, will be calculated as follows:

$1,000 × Spread Performance Factor × Downside Leverage Factor

If the Final Spread is less than the Threshold Spread, you will lose some or all of your principal amount at maturity.

Threshold Spread:	0.394%, which is 50% of the Strike Spread
Downside Leverage Factor:	2.00
Strike Date:	October 20, 2017
Pricing Date:	On or about October 24, 2017
Original Issue Date:	On or about October 27, 2017 (Settlement Date)
Interest Payment Dates†:	May 14, 2018 and the Maturity Date
Observation Date††:	November 20, 2018
Maturity Date†:	November 26, 2018
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement
††	Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $17.50 per $1,000 principal amount note and in no event will these selling commissions exceed $22.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $958.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $945.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Spread Performance Factor:	Final Spread Strike Spread
In no event, however, will the Spread Performance Factor be less than 0%.
Strike Spread:	0.788%, which was determined by reference to certain intraday ICE Swap Rate levels on the Strike Date. The Strike Spread is not determined by reference to the Reference Rate Spread on the Strike Date or the Pricing Date. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Spread in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Spread, that might affect the value of your notes.
Final Spread:	The Reference Rate Spread on the Observation Date
CUSIP:	46647MPG2

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to any day:

(i)	the “30-Year Reference Rate” refers to the 30-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar interest rate swap with a designated maturity of 30 years; and
(ii)	the “2-Year Reference Rate” refers to the 2-Year U.S. Dollar ICE Swap Rate (together with the 30-Year U.S. Dollar ICE Swap Rate, the “ICE Swap Rates”), which is the rate for a U.S. dollar interest rate swap with a designated maturity of 2 years, that, in each case, appears on Reuters page “ICESWAP1” (or any successor page) at approximately 11:15 a.m., New York City time, on that day, as determined by the calculation agent.  If on any day, either Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine that Reference Rate for that day on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the New York City interbank market at approximately 3:00 p.m., New York City time, on that day.  For this purpose, the mid-market, semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable designated maturity commencing on that day and in an amount, as determined by the calculation agent, that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will select the five swap dealers and will request the principal New York City office of each of those dealers to provide a quotation of its rate.  If at least three

JPMorgan Structured Investments —	PS-1
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

quotations are provided, the applicable Reference Rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the applicable Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

JPMorgan Structured Investments —	PS-2
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this pricing supplement, which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	INTEREST PAYMENTS — The notes offer interest payments as specified on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity only if the Final Spread is greater than or equal to the Threshold Spread. However, if the Final Spread is less than the Threshold Spread, you will lose some or all of your principal amount at maturity. In addition, because the payment at maturity depends on the percentage change of the Reference Rate Spread from the Strike Spread to the Final Spread, rather than the percentage point change in the Reference Rate Spread, a very small percentage point decline in the Reference Rate Spread can result in a significant loss on the notes. Even if the Final Spread is negative, your payment at maturity per $1,000 principal amount note, excluding the final interest payment, will not be less than $0.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — See “Selected Risk Considerations — The Notes Are Not Traditional Fixed Income Securities” in this pricing supplement.
•	RETURN LINKED TO THE SPREAD BETWEEN THE 30-YEAR U.S. DOLLAR ICE SWAP RATE AND THE 2-YEAR U.S. DOLLAR ICE SWAP RATE — The Reference Rate Spread is the difference between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate.

The 30-Year U.S. Dollar ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month USD London Interbank Offered Rate (“three-month USD LIBOR”) based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

The 2-Year U.S. Dollar ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month USD LIBOR based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.

The Interest Rate is a fixed rate, is not a per annum rate and is not linked to either Reference Rate or the Reference Rate Spread.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a derivative contract (the “Derivative Contract”) that requires you to pay us at maturity an amount equal to the Deposit in exchange for your receipt of an amount equal to the Payment at Maturity and the Derivative Payments as described below and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your obligation under the Derivative Contract. Under this approach, a portion of each interest payment will be treated as interest on the Deposit, and the remainder as a payment to you under the Derivative Contract (a “Derivative Payment”). You should review the discussion in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Units Each Comprising a Put Option and a Deposit – Notes with a Term of More than One Year” in the accompanying product supplement, reading all references therein to a “Put Option” and “Put Premium” as references to a “Derivative Contract” and “Derivative Payment.” To the extent the discussion in this section is inconsistent with the tax treatment described in that section, the discussion herein is controlling. The remainder of this discussion assumes this treatment is respected, unless otherwise indicated.

Under the treatment described above, your tax consequences of owning and disposing of a note are unclear. Our special tax counsel is of the view that one reasonable treatment of the Derivative Contract is as a notional principal contract, in which case you may be required to accrue the Derivative Payments into income under applicable Treasury regulations periodically (prior to the receipt of the corresponding cash), although it is possible that this income could be offset in whole or part by an imputed deduction, as described in the preamble to certain proposed Treasury regulations governing notional principal contracts with contingent nonperiodic payments (which might affect the treatment of the Derivative Contract at maturity, as discussed further below). To the extent that we have reporting obligations with

JPMorgan Structured Investments —	PS-3
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

respect to the notes, we intend to treat the Derivative Contract as a notional principal contract, and the remainder of this discussion assumes that this treatment is respected, unless otherwise indicated.

We will determine the portion of each interest payment on the notes that we will allocate to interest on the Deposit and to the related Derivative Payment, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on October 19, 2017, we would have allocated approximately 13.70% of each interest payment to interest on the Deposit and the remainder to the related Derivative Payment. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming that the treatment of the notes as units each comprising a Derivative Contract and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income. The treatment of the Derivative Payments is unclear, as described above.

Tax Treatment at Maturity. If a note is held to maturity, any gain or loss recognized by you with respect to the Derivative Contract will be ordinary income or loss to you. In the event of a loss, if you are an individual, your deduction may be subject to the 2% floor on “miscellaneous itemized deductions.” You should consult your tax adviser regarding the application of the relevant rules to the maturity of the Derivative Contract, including certain rules relating to the treatment of “nonperiodic payments.”

Sale or Exchange of a Note. Upon sale or exchange of a note prior to maturity, the Deposit will be treated as sold for its fair market value, excluding any accrued but unpaid interest, which will be treated as described above. The amount of gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit, minus your tax basis in the Deposit. That gain or loss will be short-term capital gain or loss.

The rules related to the “termination” of a notional principal contract under these circumstances are complex, and depend in part upon how the Derivative Payments have been treated prior to the termination. Moreover, it is unclear whether any resulting gain or loss would be ordinary or capital in character. You should consult your tax adviser concerning the tax consequences of a sale or exchange of a note prior to maturity.

Alternative Treatments of the Notes. The tax treatment of the notes is unclear. There are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the Derivative Payment could be viewed as in the nature of consideration for entry into a derivative position with respect to the ICE Swap Rate, in which case you might not be required to recognize income prior to maturity. However, the character of any gain or loss recognized in respect of the Derivative Contract would be unclear under this treatment.

Other alternative treatments are possible, under which you could be required to include amounts in income during the term of your notes different from those described above, and/or to treat all or a portion of the gain or loss on the sale or exchange of your notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held the notes. You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including the alternative treatments described herein.

Risks Relating to the 2007 Notice. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on a number of issues, the most relevant of which for investors in the notes are the character of income or loss (including whether the Derivative Payment might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

FATCA. Withholding under legislation commonly referred to as “FATCA” will apply to amounts treated as interest or other “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes paid with respect to the notes. Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Derivative Contract.

JPMorgan Structured Investments —	PS-4
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the Final Spread is less than the Threshold Spread, you will lose 2% of your principal amount at maturity for every 1% that the Final Spread, which may be a negative rate, is less than the Threshold Spread. In no event, however, will the payment at maturity, excluding the final interest payment, be less than $0. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

In addition, because the payment at maturity depends on the percentage change of the Reference Rate Spread from the Strike Spread to the Final Spread, rather than the percentage point change in the Reference Rate Spread, a very small percentage point decline in the Reference Rate Spread can result in a significant loss on the notes. For example, assuming a Strike Spread of 0.80%, if the Reference Rate Spread were to decline by only 0.48 percentage points from the Strike Spread to a Final Spread of 0.32%, that move would represent a 60% decline from the Strike Spread and you would lose approximately 20% of your principal amount at maturity.

•	YOUR PAYMENT AT MATURITY ON THE NOTES IS BASED ON THE PERFORMANCE OF THE REFERENCE RATE SPREAD, WHICH MAY NARROW SIGNIFICANTLY DURING THE TERM OF THE NOTES, OR MAY BECOME NEGATIVE — The Reference Rate Spread may narrow significantly during the term of the notes, or may become negative, as a result of the factors described under “—The Reference Rate Spread Will Be Affected By a Number of Factors and May Be Volatile” below. If the Reference Rate Spread is zero or negative (meaning that the 30-Year Reference Rate is equal to or less than the 2-Year Reference Rate on the Observation Date), you will lose all of your principal amount at maturity. You should not invest in the notes if you do not understand the Reference Rates, the Reference Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Reference Rate Spread will narrow if (i) the 30-Year Reference Rate decreases or remains constant while the 2- Year Reference Rate increases or (ii) the 30-Year Reference Rate decreases while the 2-Year Reference Rate increases or remains constant. However, even if the Reference Rates move in the same direction (i.e., both Reference Rates are increasing or decreasing at the same time), if (i) the 2-Year Reference Rate increases by more than 30-Year Reference Rate increases or (ii) the 30-Year Reference Rate decreases by more than 2-Year Reference Rate decreases, the Reference Rate Spread will narrow and the Final Spread could be less than the Threshold Spread Any of these scenarios increases the likelihood that the Final Spread will be less than the Threshold Spread, which will result in a greater potential for a loss of some or all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE AMOUNT OF EACH INTEREST PAYMENT IS NOT CALCULATED BASED ON A PER ANNUM RATE — The Interest Rate is not a per annum rate. Instead, the amount of interest payable with respect to each Interest Payment Date will be equal to a fixed amount based on a fixed rate of 7.00% per Interest Payment Date, equivalent to 14.00% over the term of the notes. You will not receive more than 14.00% in interest payments over the term of the notes, even though the term of the notes is approximately 13 months.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest based on the interest rate (or interest rate spread) to which the securities are linked. As a result, any decline in the interest rate (or interest rate spread) would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest based on either Reference Rate or the Reference Rate Spread; instead, the notes pay periodic interest that is a fixed amount. In addition, the amount an investor receives at maturity will depend on the performance of the Reference Rate Spread. A decline below the Threshold Spread from the Strike Spread will result in the investors losing some or all of their principal amount at maturity.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY INCREASE IN THE REFERENCE RATE SPREAD — The appreciation potential of the notes is limited to the sum of the interest payments, regardless of any increase in the Reference Rate Spread, which may be significant. The Interest Rate is a fixed rate and is not linked to the Reference Rate Spread. You will not participate in any increase in the

JPMorgan Structured Investments —	PS-5
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Reference Rate Spread. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Rate Spread during the term of the notes.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Spread in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Spread, that may affect the value of your notes.

Furthermore, the ICE Swap Rates are administered by ICE Benchmark Administration, and we are represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the ICE Swap Rates. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with participation on the ICE Swap Rate Oversight Committee that might affect the ICE Swap Rates (and, therefore, the Reference Rate Spread) or the notes.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a

JPMorgan Structured Investments —	PS-6
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate Spread, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate Spread;
•	the time to maturity of the notes;
•	correlation (or lack of correlation) of the Reference Rates;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE REFERENCE RATE SPREAD WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — In normal market conditions, longer-term rates are typically greater than shorter-term rates. However, rates do not always exhibit this relationship and, at times, longer-term rates may be less than short-term rates.

Although there is no single factor that determines the spread between rates of different maturities, rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Reference Rate Spread would be likely to decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates. Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The Reference Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Reference Rate Spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the Reference Rate Spread include, but are not limited to:

•	changes in, or perceptions about, the Reference Rates;
•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rates (and, therefore, the Reference Rate Spread);
•	prevailing interest rates: the Reference Rates (and, therefore, the Reference Rate Spread) are subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally;
•	sentiment regarding the U.S. and global economies;
•	policies of the Federal Reserve Board regarding interest rates;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets; and
•	performance of capital markets.

These and other factors may have a negative impact on the payment at maturity on the notes and on the value of the notes in the secondary market. As a result of these factors, the Reference Rate Spread may be volatile, and even a very small percentage point change in the Reference Rate Spread can result in a significant loss on the notes. Accordingly, volatility of the Reference Rate Spread may adversely affect your return on the notes.

•	THE ICE SWAP RATES AND THE MANNER IN WHICH THEY ARE CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rates are calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate Spread.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE REFERENCE RATES — Each of the Reference Rates is based on a hypothetical interest rate swap referencing three-month USD LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator after 2021. It is not possible to predict the effect that this announcement will have on three-month USD

JPMorgan Structured Investments —	PS-7
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

LIBOR and, therefore, the Reference Rates.  This uncertainty may result in sudden or prolonged decreases in three-month USD LIBOR and, therefore, the Reference Rates during the term of the notes, which may adversely affect the value of the notes and the payment at maturity of the notes.

•	THE REFERENCE RATES MAY BE CALCULATED BASED ON DEALER QUOTATIONS OR BY THE CALCULATION AGENT IN GOOD FAITH AND IN A COMMERCIALLY REASONABLE MANNER — If on the Observation Date, either Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine that Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers in the New York City interbank market at approximately 3:00 p.m., New York City time, on the Observation Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the applicable Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner. A Reference Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the applicable ICE Swap Rate.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Interest Rate.

JPMorgan Structured Investments —	PS-8
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

What Are the Total Return and Total Payments on the Notes, Assuming a Range of Performances for the Reference Rate Spread?

The following table and examples illustrate the hypothetical total return and total payments on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments on the notes per $1,000 principal amount note to $1,000. Each hypothetical total return or total payment set forth below assumes a Strike Spread of 0.80%, a Threshold Spread of 0.40% (equal to 50% of the hypothetical Strike Spread) and an Interest Rate of 7.00% per Interest Payment Date. The actual Interest Rate will be provided in the pricing supplement and will not be less than 7.00% per Interest Payment Date. Each hypothetical total return or total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Spread	Reference Rate Spread Increase / Decrease	Spread Performance Factor	Total Return	Total Payments Over the Term of the Notes
1.44%	80.00%	N/A	14.00%	$1,140.00
1.32%	65.00%	N/A	14.00%	$1,140.00
1.20%	50.00%	N/A	14.00%	$1,140.00
1.12%	40.00%	N/A	14.00%	$1,140.00
1.04%	30.00%	N/A	14.00%	$1,140.00
0.96%	20.00%	N/A	14.00%	$1,140.00
0.88%	10.00%	N/A	14.00%	$1,140.00
0.84%	5.00%	N/A	14.00%	$1,140.00
0.80%	0.00%	N/A	14.00%	$1,140.00
0.76%	-5.00%	N/A	14.00%	$1,140.00
0.72%	-10.00%	N/A	14.00%	$1,140.00
0.68%	-15.00%	N/A	14.00%	$1,140.00
0.64%	-20.00%	N/A	14.00%	$1,140.00
0.56%	-30.00%	N/A	14.00%	$1,140.00
0.48%	-40.00%	N/A	14.00%	$1,140.00
0.40%	-50.00%	N/A	14.00%	$1,140.00
0.32%	-60.00%	40.00%	-6.00%	$940.00
0.24%	-70.00%	30.00%	-26.00%	$740.00
0.16%	-80.00%	20.00%	-46.00%	$540.00
0.08%	-90.00%	10.00%	-66.00%	$340.00
0.00%	-100.00%	0.00%	-86.00%	$140.00
-0.08%	-110.00%	0.00%	-86.00%	$140.00
-0.16%	-120.00%	0.00%	-86.00%	$140.00

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the total payments on the notes in different hypothetical scenarios are calculated.

Example 1: The Reference Rate Spread widens from the Strike Spread of 0.80% to a Final Spread of 0.88%. Because the Final Spread of 0.88% is greater than the Strike Spread of 0.80%, the investor receives total payments over the term of the notes of $1,140 per $1,000 principal amount note. These payments consist of interest payments of $140 per $1,000 principal amount note over the term of the notes and repayment of principal at maturity equal to $1,000 per $1,000 principal amount note.

Example 2: The Reference Rate Spread narrows from the Strike Spread of 0.80% to a Final Spread of 0.72%. Although the Final Spread of 0.72% is less than the Strike Spread of 0.80%, because the Final Spread is greater than or equal to the Threshold Spread of 0.40%, the investor receives total payments over the term of the notes of $1,140 per $1,000 principal amount note. These payments consist of interest payments of $140 per $1,000 principal amount note over the term of the notes and repayment of principal at maturity equal to $1,000 per $1,000 principal amount note.

Example 3: The Reference Rate Spread narrows from the Strike Spread of 0.80% to a Final Spread of 0.24%. Because the Final Spread of 0.24% is less than the Threshold Spread of 0.40% and the Spread Performance Factor is 30%, the investor receives total payments over the term of the notes of $740 per $1,000 principal amount note. These payments consist of interest payments of $140 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600, calculated as follows:

($1,000 × 30% × 2.00) + $140 = $740

Example 4: The Reference Rate Spread narrows from the Strike Spread of 0.80% to a Final Spread of -0.08%. Because the Final Spread of -0.08% is less than the Threshold Spread of 0.40% and the Spread Performance Factor would have been less than 0% but for the floor on the Spread Performance Factor of 0%, the Spread Performance Factor is 0%. As a result, the investor receives total payments over the term of the notes of $140 per $1,000 principal amount note.

JPMorgan Structured Investments —	PS-9
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

These payments consist solely of interest payments of $140 per $1,000 principal amount note over the term of the notes, calculated as follows:

($1,000 × 0% × 2.00) + $140 = $140

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The first graph below sets forth the historical weekly performances of the 30-Year Reference Rate and the 2-Year Reference Rate from January 6, 2012 through October 20, 2017. The 30-Year Reference Rate on October 20, 2017 was 2.593%. The 2-Year Reference Rate on October 20, 2017 was 1.807%.

The second graph below sets forth the historical weekly Reference Rate Spread (i.e., the difference between the 30-Year Reference Rate and the 2-Year Reference Rate) from January 6, 2012 through October 20, 2017. The Reference Rate Spread on October 20, 2017 was 0.786%.

We obtained the values of the Reference Rates and the Reference Rate Spread above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical values of the Reference Rates and the Reference Rate Spread should not be taken as an indication of future performance, and no assurance can be given as to the value of the Reference Rate Spread on the Observation Date. There can be no assurance that the performance of the Reference Rate Spread will result in the return of any of your principal amount.

When reviewing the historical performance of the Reference Rate Spread in the below graph, it is important to understand that, because the payment at maturity depends on the percentage change of the Reference Rate Spread from the Strike Spread to the Final Spread, rather than the percentage point change in the Reference Rate Spread, a very small percentage point decline in the Reference Rate Spread can result in a significant loss on the notes.  In addition, because the payment at maturity is based on the Reference Rate Spread, even when the 30-Year Reference Rate increases or the 2-Year Reference Rate decreases, you may lose some or all of your principal amount at maturity. See “Selected Risk Considerations — Your Investment in the Notes May Result in a Loss” and “Selected Risk Considerations — Your Payment at Maturity on the Notes Is Based on the Performance of the Reference Rate Spread, Which May Narrow Significantly During the Term of the Notes, or May Become Negative” in this pricing supplement.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate
30-Year U.S. Dollar ICE Swap Rate
2-Year U.S. Dollar ICE Swap Rate
Rate Level (%)
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Source: Bloomberg

JPMorgan Structured Investments —	PS-10
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Historical Performance of the Reference Rate Spread
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
The Reference Rate Spread
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Source: Bloomberg

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

JPMorgan Structured Investments —	PS-11
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Total Return and Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Rate Spread?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-12
Yield Notes Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate